AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 19, 1997

                                                     REGISTRATION NO. 333-_____
                                                     CIK# 910927

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                  SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549-1004
                        ----------------------
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 59

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                    Ranson & Associates, Inc.
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.               c/o Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

                    CALCULATION OF REGISTRATION FEE
===============================================================================

TITLE AND AMOUNT
 OF SECURITIES                                                 PROPOSED MAXIMUM             AMOUNT OF
BEING REGISTERED                                           AGGREGATE OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
  Series 59          An indefinite number of Units of             Indefinite              Not Applicable
                     Beneficial Interest pursuant to
                     Rule 24f-2 under the Investment
                          Company Act of 1940

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date of the Registration Statement.

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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                RANSON UNIT INVESTMENT TRUSTS, SERIES 59
                       ------------------------
                        CROSS-REFERENCE SHEET

             (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                     TO THE PROSPECTUS IN FORM S-6)

         Form N-8B-2                                                     Form S-6
         Item Number                                              Heading in Prospectus
            I.   ORGANIZATION AND GENERAL INFORMATION

1.  (a)   Name of trust                                       )   Prospectus front cover
    (b)   Title of securities issued                          )   Essential Information
2.  Name and address of each depositor                        )   Administration of the Trusts
3.  Name and address of trustee                               )   Administration of the Trusts
4.  Name and address of principal underwriters                )   *
5.  State of organization of trust                            )   The Fund
6.  Execution and termination of trust agreement              )   The Fund; Administration of the Trusts
7.  Changes of name                                           )   The Fund
8.  Fiscal year                                               )   *
9.  Litigation                                                )   *

            II.   GENERAL DESCRIPTION OF THE TRUST AND
                         SECURITIES OF THE TRUST

10. (a)   Registered or bearer securities                     )   Unitholders
    (b)   Cumulative or distributive securities               )   The Fund
    (c)   Redemption                                          )   Redemption
    (d)   Conversion, transfer, etc.                          )   Unitholders; Market for Units
    (e)   Periodic payment plan                               )   *
    (f)   Voting rights                                       )   Unitholders
    (g)   Notice of certificateholders                        )   Investment Supervision; Administration of the Trusts; Unitholders
    (h)   Consents required                                   )   Unitholders; Administration of the Trusts
    (i)   Other provisions                                    )   Federal Tax Status
11. Type of securities comprising units                       )   The Fund; The Trust Portfolios; Portfolios
12. Certain information regarding periodic payment
      certificates                                            )   *
13. (a)   Load, fees, expenses, etc.                          )   Essential Information; Public Offering of Units;
                                                              )   Expenses of the Trusts
    (b)   Certain information regarding periodic payment
          certificates                                        )   *
    (c)   Certain percentages                                 )   Essential Information; Public Offering of Units
    (d)   Certain other fees, etc. payable by holders         )   Unitholders
    (e)   Certain profits receivable by depositor, principal  )
          underwriters, trustee or affiliated persons         )   Expenses of the Trust; Public Offering of Units
    (f)   Ratio of annual charges to income                   )   *
14. Issuance of  trust's securities                           )   The Fund; Unitholders
15. Receipt and handling of payments from purchasers          )   *

                               -I-

16. Acquisition and disposition of underlying securities      )   The Fund; The Trust Portfolios; Investment Supervision;
                                                              )   Market for Units
17. Withdrawal or redemption                                  )   Redemption; Public Offering of Units
18. (a)   Receipt, custody and disposition of income          )   Unitholders
    (b)   Reinvestment of distributions                       )   Unitholders
    (c)   Reserves or special funds                           )   Expenses of the Trusts
    (d)   Schedule of distributions                           )   *
19. Records, accounts and reports                             )   Unitholders; Redemption; Administration of the Trusts
20. Certain miscellaneous provisions of trust agreement       )
    (a)   Amendment                                           )   Administration of the Trusts
    (b)   Termination                                         )   Administration of the Trusts
    (c)   and (d) Trustee, removal and successor              )   Administration of the Trusts
    (e)   and (f) Depositor, removal and successor            )   Administration of the Trusts
21. Loans to security holders                                 )   *
22. Limitations on liability                                  )   Administration of the Trusts
23. Bonding arrangements                                      )   *
24. Other material provisions of trust agreement              )   *

        III.   ORGANIZATION, PERSONNEL AND AFFILIATED
                      PERSONS OF DEPOSITOR

25. Organization of depositor                                 )   Administration of the Trusts
26. Fees received by depositor                                )   See Items 13(a) and 13(e)
27. Business of depositor                                     )   Administration of the Trusts
28. Certain information as to officials and affiliated        )
    persons of depositor                                      )   Administration of the Trusts
29. Voting securities of depositor                            )   Administration of the Trusts
30. Persons controlling depositor                             )   Administration of the Trusts
31. Payment by depositor for certain services rendered
    to trust                                                  )   *
32. Payment by depositor for certain other services
    rendered to trust                                         )   *
33. Remuneration of employees of depositor for certain
    services rendered to trust                                )   *
34. Remuneration of other persons for certain services
    rendered to trust                                         )   *

             IV.   DISTRIBUTION AND REDEMPTION

35. Distribution of Trust's securities by states              )   Public Offering of Units
36. Suspension of sales of trust's securities                 )   *
37. Revocation of authority to distribute                     )   *
38. (a)   Method of Distribution                              )   Public Offering of Units;
    (b)   Underwriting Agreements                             )   Market for Units;
    (c)   Selling Agreements                                  )   Public Offering of Units
39. (a)   Organization of principal underwriters              )   Administration of the Trusts
    (b)   N.A.S.D. membership of principal underwriters       )
40. Certain fees received by principal underwriters           )   See items 13(a) and 13(e)
41. (a)   Business of principal underwriters                  )   Administration of the Trusts
    (b)   Branch offices of principal underwriters            )   *
    (c)   Salesmen of principal underwriters                  )   *
42. Ownership of trust's securities by certain persons        )   *

                            -II-

43. Certain brokerage commissions received by principal
    underwriters                                              )   Public Offering of Units
44. (a)   Method of valuation                                 )   Public Offering of Units
    (b)   Schedule as to offering price                       )   *
    (c)   Variation in offering price to certain persons      )   Public Offering of Units
45. Suspension of redemption rights                           )   Redemption
46. (a)   Redemption valuation                                )   Redemption; Market for Units; Public Offering of Units
    (b)   Schedule as to redemption price                     )   *
47. Maintenance of position in underlying securities          )   Market for Units; Public Offering of Units; Redemption

     V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of trustee                    )   Administration of the Trusts
49. Fees and expenses of trustee                              )   Expenses of the Trusts
50. Trustee's lien                                            )   Expenses of the Trusts

         VI.   INFORMATION CONCERNING INSURANCE OF
                     HOLDERS OF SECURITIES

51. Insurance of holders of trust's securities                )   Cover Page; Expenses of the Trusts

               VII.   POLICY OF REGISTRANT

52. (a)   Provisions of trust agreement with respect to       )
          selection or elimination of underlying securities   )   The Fund; Investment Supervision
    (b)   Transactions involving elimination of underlying    )
          securities                                          )   The Fund; Investment Supervision
    (c)   Policy regarding substitution or elimination of     )
          underlying securities                               )   Investment Supervision
    (d)   Fundamental policy not otherwise covered            )   *
53. Tax status of Trust                                       )   Essential Information; Portfolios; Federal Tax Status

        VIII.   FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten years                  )   *
55.                                                           )
56. Certain information regarding periodic payment            )
    certificates                                              )   *
57.                                                           )
58.                                                           )
59. Financial statements (Instruction 1(c) to Form S-6)       )   *

* Inapplicable, answer negative or not required

                          -III-

             PRELIMINARY PROSPECTUS DATED JUNE 19, 1997
              RANSON UNIT INVESTMENT TRUSTS, SERIES 59


                                                 (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

[Incorporated herein by reference is the final prospectus from Ranson Unit Investment Trusts, Series 56 (Registration No. 333-24117) as filed on April 1, 1997, which shall be used as a preliminary prospectus for the current Series of the Fund.]

                 CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Cross-Reference sheets
     The Prospectus
     The Signatures
     The following exhibits.

1.1.    Trust Agreement (to be filed by amendment).

1.1.1.  Standard Terms and Conditions of Trust (to be filed by amendment).

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1) (to be filed by amendment).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered (to be filed by amendment).

4.1.    Consent of Independent Evaluators (to be filed by amendment).

4.2. Consent of Independent Certified Public Accountants (to be filed by amendment).

                             SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 59 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 16th day of June, 1997.

                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 59,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:           ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 19, 1997 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.



     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

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An executed copy of each of the related powers of attorney was filed with the
Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                 S-2